October 1, 2012

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012, filed August 2, 2012
Response Letter dated August 9, 2012
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), to your letter dated August 30, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012 (the “Form 10-K”), the Company's Form 10-Q for the Fiscal Quarter Ended June 30, 2012, filed August 2, 2012 (the “Form 10-Q”), and the Company’s Response Letter dated August 9, 2012.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year Ended December 31, 2011

Oil and Gas Reserves, page 28

1.	We have read your response to prior comment 1 indicating that you expect to develop all reserves within five years of having first booked the reserves. You state that your estimate of $4.3 billion in future development costs is “… only three times our annual investment pace during 2010 and 2011 ($1.4 billion and $1.5 billion, respectively), and roughly four and a half times our original 2012 capital budget.” Tell us the reasons you believe the relationship between future development costs and both your investment pace and 2012 expenditures constitutes evidence of your ability to develop reserves within the required timeframe. Submit details of your annual investment pace figures, underlying computations, and a reconciliation to related amounts disclosed in your filing.

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Response:	The total amount of future development costs is one of several measures the Company incorporates in its reserve estimates to ensure proved undeveloped (PUD) reserves will be developed within 5 years. In addition to comparing the total future development costs (FDC) against historical investment rates, the Company also considers the annual investment pace to ensure the future development costs correspond to the company’s development plans and financial capability. Further measures to ensure a reasonable pace of investment are listed in the Company’s response to Item 4 of the Comment Letter.

As requested, the following table (Table 1) shows the details of investments pace by year and by reserve category:

Table 1: Investment Pace by Reserve Category, YE11 Reserves

	Net Capex, MM$
Year	PDP	PDNP	PUD	Total FDC
2012	$0.5	$114.6	$630.9	$746.1
2013	$0.3	$6.8	$1,058.9	$1,065.9
2014	$0.3	$2.3	$682.5	$685.1
2015	$0.3	$0.0	$728.1	$728.4
2016	$0.3	$0.0	$885.2	$885.5
2017	$0.9	$0.0	$35.0	$35.8
2018+	$71.6	$8.7	$67.3	$147.5
Total	$74.1	$132.3	$4,088.0	$4,294.4

The Total FDC of $4,294.4 million corresponds to the amount reported in the Company’s 2011 10-K, Notes 16, section C on page 80. The $35.0 million of FDC shown in 2017 for PUD reserves (equal to 0.9% of total FDC for our PUD reserves) represents a carry-over of costs related to PUD reserves scheduled to be developed late in 2016 but scheduled for first production early in 2017. All the FDC listed for 2018 and beyond represents plugging and abandonment costs scheduled for every well.

2.	Tell us the reasons for the differences between development costs reported in your tables in Notes 16.D and 16.E on pages 80 and 81, and to the extent larger amounts were not expended on properties which you claimed as proved undeveloped at the beginning of each period, identify the properties to which the expenditures relate, describe the nature of the costs incurred, and explain the circumstances under which payments were made.

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Response:	In Note 16.D on page 80, the Company reported “Development costs incurred during the period that reduce future development costs” of $464.9 million. This cost is specifically the amount of capital that was previously estimated for those development activities that actually occurred in 2011. For this item, the estimated costs for these development activities include the development of PUD reserves and the carryover capital related to converting PDNP wells to producing status. In 2011, the actual costs of these activities was $511 million.

In Note 16.E on page 81, Ultra reported “Development” costs of $1,372.8 million. This amount represents all of the Company’s actual costs related to development activities in 2011. The total development costs of $1,372.8 million includes $417 million to develop PUD reserves, $94 million of carry over capital to convert the previous year’s PDNP reserves to producing status, $696 million for development drilling of unproved reserves, $84 million for gathering systems and $82 million for other development costs.

3.	Please expand your disclosure to include a table showing a roll-forward of your proved undeveloped reserves for each period to comply with Item 1203 of Regulation S-K. This should separately present any revisions to previous estimates, purchases, extensions and discoveries, and conversions to developed reserves. You should include a narrative describing your progress for significant properties, relative to the five-year timeframe required for development, with reference to capital expenditures made each period.

Response:	The Company’s disclosure addresses the requirements of Item 1203 in the locations listed below:

•	The total quantity of PUDs at year end: This information is disclosed in tabular form for 2009-2011 on page 29 and for 2008-2011 on page 79.

•	Any material changes in PUDs that occurred during the year, including PUDs converted into proved developed reserves: The amount of PUDs converted in 2011 is disclosed on page 29. Additionally on page 29, the company stated there were no material changes to proved undeveloped reserves due to revisions.

•	Investments and progress made during the year to convert PUDs to proved developed oil and gas reserves: This information is disclosed on page 80, Note 16 section D as “Development costs incurred during the period that reduce future development costs.”

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

•	An explanation of the reasons why material concentrations of PUDs in individual fields or countries have remained undeveloped for 5 years or more after disclosure as PUDs: There are no material concentrations of PUDs older than 5 years as disclosed on page 40 of the Company’s 2011 Form 10-K.

Accordingly, the Company believes its current disclosure complies with Item 1203. However, the Company notes the Staff’s comment, and in future disclosures, the Company will expand its disclosures to add a summary of the Item 1203 disclosures into one section located in the Oil and Gas Reserves portion of Item 2 in an effort to provide more clarity and understanding.

In addition, in response to the Staff’s request for a narrative describing the Company’s progress on significant properties, the Company is providing the paragraph below (which we will include in future annual filings):

In 2011, the Company converted 330.3 BCFE of the year-end 2010 PUDs to developed status. All of these PUD conversions were located in Wyoming. In 2011, the Company also transferred 355.2 BCFE of PUD reserves located in Wyoming to the unproven category as a result of the ongoing assessment of the company reserves and re-alignment of these reserves with the Company’s development plans.

Also, in response to the Staff’s request, the Company is providing the table below (Table 2), showing a roll-forward of the Company’s PUD reserves at December 31, 2011:

Table 2: Roll-forward of PUD Reserves

2011
Beg Period PUD Reserves, BCFE	2645.5
PUD Reserves Converted, BCFE	-330.3
PUD Reserves Extensions, BCFE	1085.2
PUD Reserves Purchases, BCFE
PUD Reserves Transferred to Unproved,	0.0
BCFE	-355.2
PUD Reserves Revisions, BCFE	-112.3
End Period PUD Reserves, BCFE	2932.9

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Page5 of 10

4.	Please submit a schedule for our review that shows details of your undeveloped reserves as of December 31, 2011, stratified according to the year in which the quantities were booked, also identifying the corresponding properties, expenditures approved for development (with the total reconciled to your $4.3 billion estimate), and dates that drilling is scheduled to occur. Please describe your development plans with details sufficient to understand the basis for assuming development rates which are accelerated compared to your progress over the last two years, and which reflect your consideration of changes in the economic environment, rig cancellations and ceiling test write-downs.

In response to the staff’s request, Ultra is providing the table below (Table 3) that includes a stratified listing of year booked for the PUD reserves as of year-end 2011.

Table 3: Book Year for 2011 PUD Reserves

			Cumulative
			Percent of
		Net	Total PUD
Year Booked	Location Count	Reserves, BCFE	Reserves, %

2011	893	1085	37.0%
2010	333	736	62.1%
2009	231	616	83.1%
2008	101	308	93.6%
2007	78	154	98.8%
Pre-2007	10	34	100.0%
Total	1646	2933	100.0%

The schedule for the expenditures to develop these PUDs is listed in Table 1, above.

The PUD conversion rate over the last two years has averaged 12.3 percent. This is down from a conversion rate of 21.5 percent in 2008 and a four year average rate of 18.9 percent for 2006-2009. The reasons for reduced PUD conversion rates are a combination of reduced expenditures in Wyoming and an increase in expenditures in Pennsylvania that were classified as unproven until they were drilled. The table below (Table 4) shows the shift to develop more unproved properties over the last two years.

(Please see next page.)

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Table 4: PUD Conversion Rate, 2006-2011

	(1)	(2)	(3) = (2) / (1)	(4)	(5) = [ (2)+(4) ] / (1)
	Beg.
	Period		Conversion	Prob/Poss	Conversion
	PUD	PUD	Rate	to PD	Rate
Year	Reserves,	Conversions,	PUD to PD,	Adds,	PS/PR/PUD to
End	BCFE	BCFE	%	BCFE	PD, %
2006	1325	277	20.9%	87	27.5%
2007	1483	252	17.0%	180	29.1%
2008	1843	396	21.5%	213	33.1%
2009	2037	330	16.2%	188	25.4%
2010	2300	279	12.1%	284	24.5%
2011	2645	330	12.5%	410	28.0%

As reflected in the above Table 4, over the last five years, Ultra has consistently demonstrated an average 28.0 percent conversion rate of reserves among all categories into proved developed reserves. During this same time period, the company’s proved developed reserves have increased at a compound annual growth rate (CAGR) of 17.9 percent, well ahead of the 14.5 percent CAGR of PUD reserves.

The Company recognizes its PUD conversion rate is not constant and that it will vary from year-to-year. Accordingly, the Company reviews its development plans frequently and incorporates those changes into its year-end reserves, specifically the scheduling of PUD development. To ensure that PUD development plans are scheduled at a reasonable pace, the following methodologies are implemented:

1)	Comparison of total future development costs to historical expenditures, future development plans and financial capabilities.
2)	Comparison of annual future development costs to historical expenditures, future development plans and financial capabilities.
3)	Incorporate most recent development plans and rig schedules into the future development schedule of PUDs.
4)	Minimize or eliminate the inclusion of PUD reserves older than five years.
5)	Minimize or eliminate the inclusion of PUD reserves scheduled to be developed beyond five years.

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

6)	Transfer PUDs to unproven when they do not meet the criteria above.

For year-end 2011 PUDs, we incorporated these measures and adjusted our PUD development accordingly. This included our plans to reduce operated rigs in Wyoming as well as our best estimates of near-term schedules from non-operated assets in Wyoming and Pennsylvania. Due to an increasing percentage of development plans attributable to non-operated assets, it is important to note that a reduction of our Pinedale operated rig count is not proportionately significant to our overall pace of development investments.

Table 1 includes scheduled 2012 future development costs of $746 million. This amount was based upon economic conditions and development plans in place as of December 31, 2011. These plans accounted for the expected reduction in our operated drilling rigs and other activity in 2012. On February 14, 2012, and as conditions failed to improve during the early part of this year, our Board reviewed development plans that included further rig reductions in Pinedale, among other scenarios, and ultimately approved a 2012 budget of $925 million.

To address the changing deployment of capital in 2010 and 2011, and also to address the reduction of capital planned for 2012, the company transferred 355 BCFE of PUD reserves to unproven. This is listed in Table 2. Over the last three years, the company has transferred 1,007 BCFE of reserves to the unproved category in order to correspond with changing development plans.

The non-cash ceiling test impairment reported in our Form 10-Q filed August 2, 2012 occurred after the 2011 year-end reserve estimates were completed. The impact was primarily a reduction to the present value of our reserves; substantially all the PUD reserves included in our year-end 2011 reserve estimates remained economic at the lower prices in effect at the end of June 2012. At this time, this non-cash impairment does not impact our financial ability to develop our reserves. The Company will continue to evaluate gas prices, among other factors, and will incorporate appropriate changes to the investment pace of its PUD reserves as development plans are modified.

Financial Statements

Note 4 – Oil and Gas Properties, page 63

5.	We understand from your response to prior comment 2 that you agree to correct the disclosure of property costs on page 81, to report amounts shown for proved developed properties as proved (developed and undeveloped) properties instead. However, you have not addressed the corresponding error in Note 4, which is repeated in Note 2 in each of your subsequent interim reports. Given the significance of the reserves you have attributed to undeveloped proved properties, you should correct all disclosures that incorrectly associate the related capitalized costs with proved developed properties and separately report in tabular form the amounts capitalized for proved undeveloped properties apart from proved developed properties as of the end of each period.

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Response:	The Staff’s comment is noted. In its prior response to the Staff’s prior comment 2, the Company should have also stated its intent to make corresponding changes in Note 4 on page 63. In future filings the Company will use the label "Proven properties" where "Developed Properties" appears in Note 4 on page 63 of the Form 10-K (as well as the other items the Company previously agreed to revise).

6.	We note that you provide some details about costs capitalized for unproved properties in a table which rolls-forward the balance. And while your table shows acquisition costs, exploration costs, and capitalized interest impacting the total each period, your adjustments for sales and transfers obscures the year-end composition which you are required to disclose to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. Please modify your disclosure to include a table which shows the amounts in each cost category for unevaluated properties as of year-end.

Response:	In future filings, the Company will modify the table as follows:

	Total	2011	2010	2009	Prior
Acquisition costs	$681,370	$69,330	$521,149	$36,432	$54,459
Exploration costs	22,439	3,364	2,985	2,829	13,261
Capitalized interest	48,084	28,474	19,610	-	-
	$751,893	$101,168	$543,744	$39,261	$67,720
Less:
Sales	(77,498)	(5,821)	(68,420)	(3,257)	-
Transfers to proved	(136,869)	(44,068)	(44,621)	(36,004)	(12,176)
Unproven Properties	$537,526	$51,279	$430,703	$-	$55,544

Note 5 – Property, Plant and Equipment, page 64

7.	Please expand your disclosure to include details about the gathering systems related to the amounts shown in your table so that it is clear why these are not being accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X.

Response:	In future filings the Company will provide additional disclosure explaining why its gathering system costs are not included as part of the full cost pool as follows:

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

These assets are depreciated separately from proved oil and gas properties because they are expected to be used to transport oil and gas not currently included in Ultra’s proved reserves, including production expected from probable and possible reserves, as well as third parties.

Note 16 – Disclosures about Oil and Gas Producing Activities, page 77

8.	We note your disclosure on page 78 indicating that you may not have complied with FASB ASC 932-235-50-4, requiring disclosure of reserves, in stating that “The inventory of bookable locations available to the Company is substantially larger than the amount ultimately included in the Company’s year-end reserves.”

If you have established reserves, as defined in rule 4-10(a) of Regulation S-X, but have excluded these from your report, then you will need to amend your filing to correct the accounting and disclosures. However, if you are referring to quantities for which you have not met all of the criteria necessary to claim reserves, you will need to revise your disclosure to clarify that such quantities are not bookable and to reveal the true status of these other properties.

If you believe that such quantities would qualify as reserves were it not for the requirement to develop within five years, or if there are other factors which cause the prospect of recovery to be as likely as not, you should determine whether these may be quantified and disclosed as probable reserves.

Response:	On page 78, the Company was describing reserves that would qualify as PUD reserves, except that these reserves would not be developed according to the company’s criteria for reasonable certainty, including all the requirements of Item 1203. In future filings, if the Company includes these reserves, they will be described as probable reserves.

*          *          *

PLEASE NOTE: the Company would appreciate the Staff updating the contact information for future comment letters, including any further correspondence related to the matters addressed in the Comment Letter and this response, to the following:

Ultra Petroleum Corp.
400 N Sam Houston Parkway E, Suite 1200
Houston, TX 77060
Attn: Garrett B. Smith,
         Senior Attorney and Corporate Secretary
Fax:  (281) 876-2831

SEC Comment Letter Response – ULTRA PETROLEUM
October 1, 2012

Finally, as requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Senior Attorney